UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: April 22, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES 1Q24 NET PROFIT OF $51.3 MILLION, OR $1.40 PER SHARE, EXPANDING ITS ANNUALIZED RETURN ON EQUITY TO 16.8% IN 1Q24

PANAMA CITY, REPUBLIC OF PANAMA, April 18, 2024
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the First Quarter (“1Q24”) ended March 31, 2024.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q24	4Q23	1Q23
Key Income Statement Highlights
Net Interest Income ("NII")	$62.9	$65.6	$52.6
Fees and commissions, net	$9.5	$10.1	$4.8
Gain on financial instruments, net	$0.2	$1.9	$1.7
Total revenues	$72.6	$77.8	$59.2
Provision for credit losses	$(3.0)	$(10.0)	$(6.3)
Operating expenses	$(18.3)	$(21.4)	$(15.9)
Profit for the period	$51.3	$46.4	$37.0
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.40	$1.27	$1.02
Return on Average Equity (“ROE”) (2)	16.8%	15.5%	13.7%
Return on Average Assets (ROA) (3)	1.9%	1.8%	1.6%
Net Interest Margin ("NIM") (4)	2.47%	2.62%	2.41%
Net Interest Spread ("NIS") (5)	1.80%	1.92%	1.82%
Efficiency Ratio (6)	25.2%	27.6%	26.9%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$9,789	$9,532	$8,716
Commercial Portfolio (8)	$8,690	$8,521	$7,778
Investment Portfolio	$1,099	$1,011	$938
Total assets	$10,688	$10,744	$9,249
Total equity	$1,238	$1,204	$1,096
Market capitalization (9)	$1,082	$904	$633
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	16.3%	15.4%	15.3%
Capital Adequacy Ratio (Regulatory) (11)	13.7%	13.6%	13.5%
Total assets / Total equity (times)	8.6	8.9	8.4
Liquid Assets / Total Assets (12)	16.5%	18.6%	14.1%
Credit-impaired loans to Loan Portfolio (13)	0.1%	0.1%	0.5%
Impaired credits (14) to Credit Portfolio	0.1%	0.1%	0.4%
Total allowance for losses to Credit Portfolio (15)	0.7%	0.7%	0.8%
Total allowance for losses to Impaired credits (times) (15)	6.9	6.5	2.1

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1Q24 FINANCIAL & BUSINESS HIGHLIGHTS
•Increased Profitability, with Net Profit of $51.3 million in 1Q24 (+39% YoY), fostered by higher total revenues and lower provisions for credit losses.
•Annualized Return on Equity (“ROE”) reached 16.8% in 1Q24 (+303 bps YoY), on the back of strong recurrent operating results.
•Net Interest Income (“NII”) stood at $62.9 million in 1Q24 (+20% YoY), driven by a 6 bps YoY increase in Net Interest Margin (“NIM”) to 2.47% in 1Q24, benefited by solid lending spreads, efficient cost of funds and a proactive management of the short-tenor interest rate gap.
•Fee income increased 97% YoY to $9.5 million for 1Q24, deriving from improved results in the letter of credit business, benefitting from increased transactional volumes and cross-selling efforts in the Bank’s letters of credit business, along with higher YoY fees from the transaction-based structuring and syndications business and other fees.
•Efficiency Ratio improved to 25.2% in 1Q24, on the back of solid total revenue levels (+23% YoY), compensating the 15% YoY increase in operating expenses.
•New all-time high Credit Portfolio at $9,789 million as of March 31, 2024 (+12 YoY).
◦Commercial Portfolio EoP balances reached a new record level of $8,690 million at the end of 1Q24 (+12% YoY), denoting a continued growth trend from new client onboarding and cross-selling strategy.
◦Investment Portfolio at $1,099 million (+17% YoY), mostly consisting of investment-grade securities held at amortized cost, further enhancing country and credit-risk exposure diversification and providing contingent liquidity funding.
•Healthy asset quality. Most of the credit portfolio (97%) is classified as low risk or Stage 1. At the end of 1Q24, impaired credits (Stage 3) remained unchanged at $10 million or 0.1% of total Credit Portfolio, with a reserve coverage of 6.9x.
•Sustained growth of deposits base, reaching $4,724 million at the end of 1Q24 (+32% YoY), representing 52% of the Bank’s total funding sources. The Bank also counts with an ample and constant access to interbank and debt capital markets.
•Liquidity position at $1,764 million, or 17% of total assets as of March 31, 2024, mostly consisting of cash and due from banks, and placed with the Federal Reserve Bank of New York (87%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios increased to 16.3% and 13.7%, respectively, enhanced by the Bank’s improved earnings generation.

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RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of gross loans at amortized cost (or the “Loan Portfolio”), amounted to $7,350 million at the end of 1Q24, increasing 2% QoQ and 10% YoY. Additionally, contingencies and acceptances amounted to $1,340 million at the end of 1Q24, increasing 1% QoQ and 23% YoY, as new client onboarding and product cross-selling continued driving strong business volumes.

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $8,690 million at the end of 1Q24, increasing 2% from $8,521 million in the prior quarter and increasing 12% from $7,778 million a year ago. In addition, the average Commercial Portfolio balance increased to $8,634 million in 1Q24 (+2% QoQ and +15% YoY).

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As of March 31, 2024, 73% of the Commercial Portfolio was scheduled to mature within a year, a 4 pp increase compared to both the previous quarter and a year ago. Trade finance transactions accounted for 66% of the Bank’s short-term origination, unchanged from 66% in the previous quarter and up from 61% a year ago.

Weighted average lending rates stood at 8.54% in 1Q24, resulting in a 20 bps QoQ decrease as 4Q23 was positively impacted by some accrual accelerations. With respect to 1Q23, average lending rates increased by 108 bps YoY due to higher lending spreads and increased market-based interest rates.

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Bladex’s maintains well-diversified exposures across countries and industries. As of March 31, 2024, 38% of the Commercial Portfolio was geographically distributed in investment grade countries, down 3 pp compared to 41% the preceding quarter and down 6 pp compared to 44% a year ago. Brazil at 12%, continues to represent the largest country-risk exposure, followed by Mexico and Colombia, at 11% each, Guatemala at 10%, and Dominican Republic and Peru, at 8% each, of the total Commercial Portfolio. Exposure to top-rated countries outside of Latin America, which relates to transactions carried out in the Region, represented 7% of the portfolio at the end of 1Q24.

Exposure to the Bank’s traditional client base comprising financial institutions represented 36% of the total, while sovereign and state-owned corporations accounted for another 18%. Exposure to corporates accounted for the reminder 46% of the Commercial Portfolio, comprised of top tier clients well diversified across sectors, with most industries representing 5% or less of the total Commercial Portfolio, except for certain sectors such as Oil & Gas (Downstream) at 9%, Electric Power at 8%, Food and Beverage and Oil & Gas (Integrated), each at 7% of the Commercial Portfolio at the end of 1Q24.

Refer to Exhibit VII for additional information related to the Bank’s Commercial Portfolio distribution by country.

Commercial Portfolio by Industry

8,690
36%
9%
8%
7%
7%
5%
4%
3%
3%
3%

Financial Institutions	36%
Oil and Gas (Downstream)	9%
Electric Power	8%
Food and Beverage	7%
Oil and Gas (Integrated)	7%
Metal Manufacturing	5%
Mining	4%
Other Manufacturing Industries	3%
Retail Trade	3%
Telecommunications	3%
Other Services	2%
Grains and Oilseeds	2%
Plastics and Packaging	2%
Wholesalers	2%
Petrochemical	1%
Oil and Gas (Upstream)	1%
Sugar	1%
Coffee	1%
Sovereign	1%
Other Industries <1%	2%

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(US$ million)	1Q24	4Q23	1Q23	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$56.4	$58.0	$44.8	-3%	26%
Other income	9.7	10.7	5.0	-9%	95%
Total revenues	66.1	68.7	49.8	-4%	33%
Provision for credit losses	(3.7)	(10.0)	(3.9)	63%	5%
Operating expenses	(14.7)	(17.1)	(11.8)	14%	-24%
Profit for the segment	$47.7	$41.6	$34.1	15%	40%

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

Commercial Segment Profit increased to $47.7 million in 1Q24 (+15% QoQ and +40% YoY). The Commercial Segment quarterly results increase was mostly driven by lower provision requirements and operating expenses, along with solid top line revenues of NII and fee income generation. The yearly increase was mostly driven by NII growth resulting from higher average lending volumes and margin expansion, along with strong fee income generation, offsetting higher operating expenses, mainly personnel costs and other expenses related to the Bank’s strategy implementation.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”).

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,764 million as of March 31, 2024, compared to $1,999 million as of December 31, 2023, and $1,303 million as of March 31, 2023, conforming with the Bank’s proactive and prudent liquidity management approach, which follows Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 17%, 19% and 14%, respectively, while the liquidity balances to total deposits ratio was 37%, 45% and 37%, respectively. As of March 31, 2024, $1,537 million, or 87% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”).

7

Investment Portfolio

The Investment Portfolio, aimed to further diversify credit-risk exposures and provide contingent liquidity funding, amounted to $1,099 million in principal amount as of March 31, 2024, up 9% from the previous quarter and 17% from a year ago. 81% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window, and $98 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. Refer to Exhibit VIII for a per-country risk distribution of the Investment Portfolio.

Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements. As of March 31, 2024, total funding amounted to $9,021 million, a 1% decrease compared to $9,070 million a quarter ago, and a 15% increase compared to $7,872 million a year ago.

8

Deposit balances once again reached new record levels at $4,724 million at the end of 1Q24 (+7% QoQ and +32% YoY), as a result of the Bank’s cross-selling strategy and its Yankee CD program, the latter amounting to $1.3 billion as of March 31, 2024, complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 37% of total deposits at the end of 1Q24. As of March 31, 2024, deposits represented 52% of total funding sources, compared to 49% in the previous quarter and 45% a year ago.

As a result of the significant deposit growth, funding through short- and medium-term borrowings and debt, net decreased 10% QoQ and 1% YoY to $3,933 million at the end of 1Q24, while funding through securities sold under repurchase agreements (“Repos”) resulted in $364 million at the end of 1Q24 (+17% QoQ; +5% YoY).

Weighted average funding costs resulted in 5.67% in 1Q24 (-6 bps QoQ; +101 bps YoY), reflect the change in the funding structure towards increased reliance in deposits as well as higher market interest rates YoY.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	1Q24	4Q23	1Q23	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$6.5	$7.5	$7.8	-14%	-16%
Other (expense) income	0.0	1.6	1.6	100%	100%
Total revenues	6.5	9.1	9.4	-28%	-30%
Reversal of (provision for) credit losses	0.7	0.1	(2.4)	846%	128%
Operating expenses	(3.6)	(4.3)	(4.0)	16%	10%
Profit for the segment	$3.6	$4.8	$2.9	-26%	24%
The Treasury Business Segment recorded a $3.6 million profit for 1Q24 (-26% QoQ; +24% YoY). The Treasury’s net profits quarterly decrease mainly resulted from lower total revenues from the effect of higher interest-bearing liabilities average volumes (+4% QoQ and +17% YoY) and decreased other income from its hedging derivatives positions. In addition, the yearly increase mainly resulted from the $0.7 million in reversal of credit losses in 1Q24 compared to a $2.4 million in provision for credit losses in 1Q23.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q24	4Q23	1Q23	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$193.6	$193.9	$143.4	—%	35%
Interest expense	(130.7)	(128.4)	(90.8)	2%	44%
Net Interest Income ("NII")	$62.9	$65.6	$52.6	-4%	20%

Net Interest Spread ("NIS")	1.80%	1.92%	1.82%	-7%	-1%

Net Interest Margin ("NIM")	2.47%	2.62%	2.41%	-6%	2%

9

NII decreased 4% QoQ and increased 20% YoY to $62.9 million in 1Q24. The positive NII evolution is the result of strong lending spreads, efficient cost of funds and a proactive management of the short-tenor interest rate gap, along with higher average interest-earning assets volumes (+3% QoQ and +16% YoY). These effects, along with higher market-based average asset rates which generated incremental revenues from the share of assets funded by equity, also benefited the Net Interest Margin resulting in 2.47% in 1Q24 (-16 bps QoQ; +6 bps YoY).

FEES AND COMMISSIONS
Fees and Commissions, net, include revenues associated with the letter of credit business, loan structuring and syndication, loan intermediation and distribution in the primary market, and other commissions, mostly from other contingencies, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	1Q24	4Q23	1Q23	QoQ (%)	YoY (%)
Letters of credit fees	5.8	5.7	3.9	2%	49%
Loan syndication fees	1.3	3.5	0.4	-62%	236%
Other commissions, net	2.3	0.9	0.5	167%	371%
Fees and Commissions, net	$9.5	$10.1	$4.8	-6%	97%

Fees and Commissions, net, resulted in $9.5 million in 1Q24 (-6% QoQ; +97% YoY), mainly from the improved results in the Bank’s letters of credit business, which has benefited from increased transactional volume and cross-selling efforts, coupled with the solid activity in its transaction-based structuring and syndications business. During the quarter, other commissions increased to $2.3 million on fee acceleration on facility prepayments, along with other opportunistic off-balance sheet transactions.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	1Q24	4Q23	3Q23	2Q23	1Q23
Allowance for loan losses
Balance at beginning of the period	$59.4	$49.9	$42.7	$59.3	$55.2
Provisions (reversals)	$0.1	$9.5	$7.2	$4.5	$4.1
Recoveries (write-offs)	$0.0	$0.0	$0.0	$(21.1)	$0.0
End of period balance	$59.6	$59.4	$49.9	$42.7	$59.3

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$5.1	$4.5	$5.3	$3.5	$3.6
Provisions (reversals)	$3.6	$0.5	$(0.7)	$1.8	$(0.2)
End of period balance	$8.6	$5.1	$4.5	$5.3	$3.5

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.6	$1.7	$2.3	$9.7	$8.0
Provisions (reversals)	$(0.7)	$(0.1)	$0.0	$(1.7)	$2.4
Recoveries (write-offs)	$0.3	$0.0	$(0.5)	$(5.8)	$(0.7)
End of period balance	$1.3	$1.6	$1.7	$2.3	$9.7

Total allowance for losses	$69.5	$66.1	$56.2	$50.2	$72.4

Total allowance for losses to Credit Portfolio	0.7%	0.7%	0.6%	0.6%	0.8%
Credit-impaired loans to Loan Portfolio	0.1%	0.1%	0.1%	0.1%	0.5%
Impaired Credits to Credit Portfolio	0.1%	0.1%	0.1%	0.1%	0.4%
Total allowance for losses to credit-impaired loans (times)	6.9	6.5	5.6	5.0	2.1

Stage 1 Exposure (low risk) to Total Credit Portfolio	97%	96%	97%	98%	98%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	3%	4%	3%	2%	2%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%

As of March 31, 2024, the total allowance for credit losses stood at $69.5 million, representing a coverage ratio of 0.7% for the Credit Portfolio, compared to $66.1 million, or 0.7%, at the end of 4Q23, and $72.4 million, or 0.8%, at the end of 1Q23. The $3.4 million quarterly increase in total allowance for losses was mostly related to the growth of the Bank’s Credit Portfolio (+3% QoQ).

Impaired credits (Stage 3) remained unchanged at $10 million, or 0.1% of total Credit Portfolio, as of March 31, 2024, with ample reserve coverage, as total allowance for credit losses to impaired credits expanded to 6.9 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 97% of total credits, while Stage 2 credits represented 3% of the total credits.

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OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	1Q24	4Q23	1Q23	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	11.7	13.5	9.7	-13%	20%
Depreciation of equipment, improvements to leased property and investment property	0.6	0.6	0.5	-1%	8%
Amortization of intangible assets	0.2	0.2	0.2	2%	20%
Other expenses	5.8	7.2	5.4	-19%	7%
Total Operating Expenses	$18.3	$21.4	$15.9	-15%	15%
Efficiency Ratio	25.2%	27.6%	26.9%
Operating expenses totaled $18.3 million in 1Q24 (-15% QoQ; +15% YoY). The quarterly decrease was mostly associated to higher performance-based variable compensation in 4Q23 due to outstanding 2023 results, as well as higher activity in strategy execution. The yearly increase was mostly attributable to higher personnel expenses as the Bank’s work force increased in line with its focus on strengthening the Bank’s strategy execution capabilities.

The Efficiency Ratio stood at 25.2% in 1Q24, compared to 27.6% in 4Q23 and compared to 26.9% a year ago, on the back of solid total revenue levels and well-controlled operating expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Mar-24	31-Dec-23	31-Mar-23	QoQ (%)	YoY (%)
Total equity	$1,238	$1,204	$1,096	3%	13%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	16.3%	15.4%	15.3%	6%	6%
Risk-Weighted Assets (Basel III – IRB)(10)	$7,590	$7,806	$7,150	-3%	6%
Capital Adequacy Ratio (Regulatory) (11)	13.7%	13.6%	13.5%	1%	2%
Risk-Weighted Assets (Regulatory) (11)	$9,053	$8,898	$8,198	2%	10%
Total assets / Total equity (times)	8.6	8.9	8.4	-3%	2%
Shares outstanding (in thousand)	36,727	36,540	36,447	1%	1%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.7 million common shares outstanding as of March 31, 2024. At the same date, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 16.3%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 13.7% as of March 31, 2024, well above the regulatory minimum of 8%.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.50 per share corresponding to 1Q24. The cash dividend will be paid on May 15, 2024, to shareholders registered as of April 29, 2024.

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•Director resignation: Ms. Silvina Batakis, a Class “A” Director of Bladex’s Board of Directors has tendered her resignation effective April 16, 2024. Ms. Batakis was a member of the Audit Committee and of the Nomination, Compensation and Operations Committee.
•Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 17, 2024, in Panama City, Panama, shareholders:
◦Elected Ms. Tarciana Paula Gomes Medeiros as Director representing the holders of Class “A” shares of the Bank’s common stock,
◦Reelected Mr. Miguel Heras as Director representing the holders of Class “E” shares of the Bank’s common stock, and Mrs. Isela Costantini and Mrs. Alexandra M. Aguirre as Directors representing the holders of All Classes of shares of the Bank’s common stock,
◦Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2023,
◦Ratified KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2024,
◦Approved, on an advisory basis, the compensation of the Bank’s executive officers.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

13

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Friday, April 19, 2024 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

14

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2024	December 31, 2023	March 31, 2023	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,726,295	$2,047,452	$1,313,883	$(321,157)	(16)%	$412,412	31%

Securities, net	$1,110,369	$1,022,131	$939,875	$88,238	9	170,494	18

Loans, net	$7,383,521	$7,220,520	$6,700,566	$163,001	2	682,955	10

Customers' liabilities under acceptances	$235,344	$261,428	$137,586	$(26,084)	(10)	97,758	71
Derivative financial instruments - assets	$183,177	$157,267	$125,707	$25,910	16	57,470	46
Equipment and leasehold improvements, net	$16,287	$16,794	$16,882	$(507)	(3)	(595)	(4)
Intangibles, net	$2,616	$2,605	$2,368	$11	0	248	10
Other assets	$30,214	$15,595	$11,774	$14,619	94	18,440	157

Total assets	$10,687,823	$10,743,792	$9,248,641	$(55,969)	(1)%	$1,439,182	16%

Liabilities

Demand deposits	$533,709	$510,195	$503,341	$23,514	5%	$30,368	6%
Time deposits	$4,190,570	$3,897,954	$3,065,398	$292,616	8	1,125,172	37
	$4,724,279	$4,408,149	$3,568,739	$316,130	7	1,155,540	32
Interest payable	$52,966	$42,876	$17,438	$10,090	24	35,528	204
Total deposits	$4,777,245	$4,451,025	$3,586,177	$326,220	7	1,191,068	33

Securities sold under repurchase agreements	363,804	310,197	347,594	53,607	17	16,210	5
Borrowings and debt, net	3,933,303	4,351,988	3,955,042	(418,685)	(10)	(21,739)	(1)
Interest payable	41,596	49,217	44,037	(7,621)	(15)	(2,441)	(6)

Lease Liabilities	16,434	16,707	16,491	(273)	(2)	(57)	0
Acceptance outstanding	235,344	261,428	137,586	(26,084)	(10)	97,758	71
Derivative financial instruments - liabilities	36,301	40,613	34,068	(4,312)	(11)	2,233	7
Allowance for loan commitments and financial guarantee contract losses	8,620	5,059	3,461	3,561	70	5,159	149
Other liabilities	37,265	53,734	28,652	(16,469)	(31)	8,613	30

Total liabilities	$9,449,912	$9,539,968	$8,153,108	$(90,056)	(1)%	$1,296,804	16%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(106,759)	(110,174)	(111,863)	3,415	3	5,104	5
Additional paid-in capital in excess of value assigned of common stock	120,064	122,046	119,782	(1,982)	(2)	282	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	706,228	673,281	571,474	32,947	5	134,754	24
Other comprehensive income (loss)	7,169	7,462	4,931	(293)	(4)	2,238	45

Total equity	$1,237,911	$1,203,824	$1,095,533	$34,087	3%	$142,378	13%

Total liabilities and equity	$10,687,823	$10,743,792	$9,248,641	$(55,969)	(1)%	$1,439,182	16%

15

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2024	December 31, 2023	March 31, 2023	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$193,572	$193,946	$143,379	$(374)	0%	$50,193	35%
Interest expense	(130,687)	(128,381)	(90,759)	(2,306)	(2)	(39,928)	(44)

Net Interest Income	62,885	65,565	52,620	(2,680)	(4)	10,265	20

Other income (expense):
Fees and commissions, net	9,472	10,091	4,812	(619)	(6)	4,660	97
Gain on financial instruments, net	160	1,866	1,704	(1,706)	(91)	(1,544)	(91)
Other income, net	71	265	39	(194)	(73)	32	82
Total other income, net	9,703	12,222	6,555	(2,519)	(21)	3,148	48

Total revenues	72,588	77,787	59,175	(5,199)	(7)	13,413	23

Provision for credit losses	(3,029)	(9,953)	(6,331)	6,924	70	3,302	52

Operating expenses:
Salaries and other employee expenses	(11,670)	(13,450)	(9,736)	1,780	13	(1,934)	(20)
Depreciation of equipment, improvements to leased property and investment property	(594)	(602)	(548)	8	1	(46)	(8)
Amortization of intangible assets	(224)	(220)	(187)	(4)	(2)	(37)	(20)
Other expenses	(5,803)	(7,177)	(5,419)	1,374	19	(384)	(7)
Total operating expenses	(18,291)	(21,449)	(15,890)	3,158	15	(2,401)	(15)

Profit for the period	$51,268	$46,385	$36,954	$4,883	11%	$14,314	39%

PER COMMON SHARE DATA:
Basic earnings per share	$1.40	$1.27	$1.02
Diluted earnings per share	$1.40	$1.27	$1.02
Book value (period average)	$33.60	$32.49	$30.01
Book value (period end)	$33.71	$32.95	$30.06

Weighted average basic shares	36,609	36,540	36,360
Weighted average diluted shares	36,609	36,540	36,360
Basic shares period end	36,727	36,540	36,447

PERFORMANCE RATIOS:
Return on average assets	1.9%	1.8%	1.6%
Return on average equity	16.8%	15.5%	13.7%
Net interest margin	2.47%	2.62%	2.41%
Net interest spread	1.80%	1.92%	1.82%
Efficiency Ratio	25.2%	27.6%	26.9%
Operating expenses to total average assets	0.68%	0.82%	0.70%

16

EXHIBIT III
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2024			December 31, 2023			March 31, 2023
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,847,291	$25,026	5.36%	$1,764,236	$24,048	5.33%	$1,300,847	$14,399	4.43%
Securities at fair value through OCI	83,265	970	4.61	1,269	14	4.28	60,943	44	0.29
Securities at amortized cost (1)	1,001,347	9,658	3.82	998,550	10,059	3.94	917,190	6,340	2.77
Loans, net of unearned interest	7,317,137	157,918	8.54	7,153,306	159,825	8.74	6,569,158	122,596	7.46

TOTAL INTEREST EARNING ASSETS	$10,249,040	$193,572	7.47%	$9,917,361	$193,946	7.65%	$8,848,138	$143,379	6.48%

Allowance for loan losses	(58,653)			(50,741)			(54,901)
Non interest earning assets	582,969			555,027			392,594

TOTAL ASSETS	$10,773,355			$10,421,647			$9,185,831

INTEREST BEARING LIABILITIES
Deposits	4,830,154	$69,734	5.71%	4,498,987	$65,701	5.71%	$3,460,338	$40,058	4.63%
Securities sold under repurchase agreements	222,749	$2,564	4.55	195,391	$1,820	3.64	$302,318	$1,867	2.47
Short-term borrowings and debt	1,354,872	$22,279	6.51	1,512,561	$25,541	6.61	$1,791,627	$21,347	4.77
Long-term borrowings and debt, net (2)	2,705,655	36,110	5.28	2,563,419	35,319	5.39	2,240,506	27,487	4.91

TOTAL INTEREST BEARING LIABILITIES	$9,113,430	$130,687	5.67%	$8,770,358	$128,381	5.73%	$7,794,789	$90,759	4.66%

Non interest bearing liabilities and other liabilities	$430,002			$464,273			$300,023

TOTAL LIABILITIES	9,543,431			9,234,631			8,094,812

EQUITY	1,229,924			1,187,016			1,091,019

TOTAL LIABILITIES AND EQUITY	$10,773,355			$10,421,647			$9,185,831

NET INTEREST SPREAD			1.80%			1.92%			1.82%

NET INTEREST INCOME AND NET INTEREST MARGIN		$62,885	2.47%		$65,565	2.62%		$52,620	2.41%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

17

EXHIBIT IV
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	MAR 31/24	DEC 31/23	SEP 30/23	JUN 30/23	MAR 31/23
Net Interest Income:
Interest income	$193,572	$193,946	$182,433	$159,502	$143,379
Interest expense	(130,687)	(128,381)	(121,893)	(105,044)	(90,759)
Net Interest Income	62,885	65,565	60,540	54,458	52,620

Other income (expense):
Fees and commissions, net	9,472	10,091	11,109	6,507	4,812
Gain (loss) on financial instruments, net	160	1,866	22	(3,637)	1,704
Other income, net	71	265	106	52	39
Total other income, net	9,703	12,222	11,237	2,922	6,555

Total revenues	72,588	77,787	71,777	57,380	59,175

Provision for credit losses	(3,029)	(9,953)	(6,488)	(4,691)	(6,331)
Total operating expenses	(18,291)	(21,449)	(19,536)	(15,623)	(15,890)

Profit for the period	$51,268	$46,385	$45,753	$37,066	$36,954

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.40	$1.27	$1.25	$1.02	$1.02

PERFORMANCE RATIOS
Return on average assets	1.9%	1.8%	1.8%	1.6%	1.6%
Return on average equity	16.8%	15.5%	15.9%	13.4%	13.7%
Net interest margin	2.47%	2.62%	2.48%	2.42%	2.41%
Net interest spread	1.80%	1.92%	1.83%	1.79%	1.82%
Efficiency Ratio	25.2%	27.6%	27.2%	27.2%	26.9%
Operating expenses to total average assets	0.68%	0.82%	0.76%	0.66%	0.70%

18

EXHIBIT V
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/24	DEC 31/23	MAR 31/23
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$56,366	$58,022	$44,829
Other income	9,710	10,672	4,992
Total revenues	66,076	68,694	49,821
Provision for credit losses	(3,710)	(10,025)	(3,904)
Operating expenses	(14,658)	(17,110)	(11,844)

Profit for the segment	$47,708	$41,559	$34,073

Segment assets	7,635,198	7,498,230	6,854,382

TREASURY BUSINESS SEGMENT:

Net interest income	$6,519	$7,543	$7,791
Other (expense) income	(7)	1,550	1,563
Total revenues	6,512	9,093	9,354
Reversal of (provision for) credit losses	681	72	(2,427)
Operating expenses	(3,633)	(4,339)	(4,046)

Profit for the segment	$3,560	$4,826	$2,881

Segment assets	3,024,983	3,231,534	2,383,965

TOTAL:

Net interest income	$62,885	$65,565	$52,620
Other income	9,703	12,222	6,555
Total revenues	72,588	77,787	59,175
Provision for credit losses	(3,029)	(9,953)	(6,331)
Operating expenses	(18,291)	(21,449)	(15,890)
Profit for the period	$51,268	$46,385	$36,954
Total segment assets	10,660,181	10,729,764	9,238,347
Unallocated assets	27,642	14,028	10,294
Total assets	10,687,823	10,743,792	9,248,641

19

EXHIBIT VI
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2024		December 31, 2023		March 31, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$170	2	$52	1	$50	1	$118	$120
BOLIVIA	4	0	4	0	12	0	—	(8)
BRAZIL	1,092	11	1,124	12	1,013	12	(32)	79
CHILE	517	5	550	6	723	8	(33)	(206)
COLOMBIA	966	10	1,030	11	981	11	(64)	(15)
COSTA RICA	375	4	345	4	246	3	30	129
DOMINICAN REPUBLIC	742	8	800	8	541	6	(58)	201
ECUADOR	515	5	450	5	360	4	65	155
EL SALVADOR	75	1	83	1	38	0	(8)	37
GUATEMALA	845	9	804	8	799	9	41	46
HONDURAS	244	2	223	2	169	2	21	75
JAMAICA	98	1	102	1	98	1	(4)	—
MEXICO	1,019	10	984	10	1,079	12	35	(60)
PANAMA	502	5	438	5	482	6	64	20
PARAGUAY	182	2	187	2	136	2	(5)	46
PERU	689	7	791	8	623	7	(102)	66
TRINIDAD & TOBAGO	187	2	133	1	132	2	54	55
UNITED STATES OF AMERICA	668	7	614	6	539	6	54	129
URUGUAY	81	1	113	1	142	2	(32)	(61)
MULTILATERAL ORGANIZATIONS	98	1	12	0	—	0	86	98
OTHER NON-LATAM (1)	720	7	693	7	553	6	27	167

TOTAL CREDIT PORTFOLIO (2)	$9,789	100%	$9,532	100%	$8,716	100%	$257	$1,073

UNEARNED INTEREST AND DEFERRED FEES	(21)		(25)		(17)		4	(4)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$9,768		$9,507		$8,699		$261	$1,069

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of March 31, 2024, Other Non-Latam was comprised of Canada ($72 million), European countries ($381 million) and Asian-Pacific countries ($267 million).
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

20

EXHIBIT VII
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2024		December 31, 2023		March 31, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$170	2	$52	1	$50	1	$118	$120
BOLIVIA	4	0	4	0	12	0	—	(8)
BRAZIL	1,061	12	1,093	13	959	12	(32)	102
CHILE	452	5	471	6	608	8	(19)	(156)
COLOMBIA	951	11	1,006	12	937	12	(55)	14
COSTA RICA	367	4	337	4	238	3	30	129
DOMINICAN REPUBLIC	737	8	795	9	536	7	(58)	201
ECUADOR	515	6	450	5	360	5	65	155
EL SALVADOR	75	1	83	1	38	1	(8)	37
GUATEMALA	845	10	804	9	799	10	41	46
HONDURAS	244	3	223	3	169	2	21	75
JAMAICA	98	1	102	1	98	1	(4)	—
MEXICO	957	11	922	11	979	13	35	(22)
PANAMA	468	5	404	5	457	6	64	11
PARAGUAY	182	2	187	2	136	2	(5)	46
PERU	658	8	760	9	592	8	(102)	66
TRINIDAD & TOBAGO	187	2	133	2	132	1	54	55
URUGUAY	81	1	113	1	142	1	(32)	(61)
OTHER NON-LATAM (1)	638	8	582	7	536	7	56	102

TOTAL COMMERCIAL PORTFOLIO (2)	$8,690	100%	$8,521	100%	$7,778	100%	$169	$912

UNEARNED INTEREST AND DEFERRED FEES	(21)		(25)		(17)		4	(4)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,669		$8,496		$7,761		$173	$908

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of March 31, 2024, Other Non-Latam was comprised of United States of America ($109 million), Canada ($33 million), European countries ($279 million) and Asian-Pacific countries ($217 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

21

EXHIBIT VIII
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2024		December 31, 2023		March 31, 2023		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$31	3	$31	3	$54	6	$—	$(23)
CHILE	65	6	79	8	115	12	(14)	(50)
COLOMBIA	15	1	24	2	44	5	(9)	(29)
COSTA RICA	8	1	8	1	8	1	0	0
DOMINICAN REPUBLIC	5	0	5	1	5	1	0	0
MEXICO	62	6	62	6	100	11	0	(38)
PANAMA	34	3	34	3	25	3	0	9
PERU	31	3	31	3	31	3	0	0
UNITED STATES OF AMERICA	559	51	540	53	489	52	19	70
MULTILATERAL ORGANIZATIONS	98	9	12	1	0	0	86	98
OTHER NON-LATAM (1)	191	17	185	19	67	7	6	124

TOTAL INVESTMENT PORTFOLIO (2)	$1,099	100%	$1,011	100%	$938	100%	$88	$161

(1)Risk in highly rated countries outside the Region. As of March 31, 2024, Other Non-Latam was comprised of Canada ($39 million), European countries ($102 million) and Asian-Pacific countries ($50 million).
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

22

Bladex

BLX
LISTED
NYSE

1Q24

Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief investor Relations Officer
craad@bladex.com
Panama

Diego Cano

AVP investor Relations
dcano@bladex.com
+5076282-5856

23